Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

Assurant, Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our common stock, par value $0.01 per share and (2) our 5.25% subordinated notes due January 2061 (our “2061 Subordinated Notes”).

The following summaries generally describe the material terms and provisions of our common stock and 2061 Subordinated Notes as of the date of the Form 10-K to which this Exhibit 4.5 is a part (the “Form 10-K”). These summaries do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, the provisions of our amended and restated certificate of incorporation (the “certificate of incorporation”) and our amended and restated by-laws (the “by-laws”), each of which is filed as an exhibit to the Form 10-K; and the subordinated notes indenture, dated as of March 27, 2018, between us and U.S. Bank National Association, as trustee, as supplemented by the officers’ certificate, dated as of November 19, 2020 (together, the “subordinated notes indenture”), and the form of 5.25% Subordinated Notes due 2061, each of which is filed as an exhibit to our Form 8-K filed on November 19, 2020. We encourage you to read our certificate of incorporation, by-laws and the documents governing our 2061 Subordinated Notes, and the applicable provisions of applicable law and rules, including the General Corporation Law of the State of Delaware (“DGCL”), for additional information.

In this Exhibit 4.5, when we refer to the “Company,” “we,” “us” or “our” or when we otherwise refer to ourselves, we mean Assurant, Inc., excluding, unless otherwise expressly stated or the context requires, our subsidiaries; all references to “common stock” refer only to common stock issued by Assurant, Inc. and not to any common stock issued by any subsidiary. References to “holders” mean those who own shares of common stock or debt securities registered in their own names, on the books that the registrar, the applicable trustee or we maintain for this purpose, and not those who own beneficial interests in shares or debt securities registered in street name or in shares or debt securities issued in book-entry form through one or more depositaries.

COMMON STOCK

General

Authorized Shares. The certificate of incorporation authorizes 800,000,000 shares of common stock. All outstanding shares of common stock are fully-paid and nonassessable.

Dividends. Subject to any preferential rights of any outstanding series of preferred stock that our board of directors may create from time to time, the holders of our common stock will be entitled to dividends as may be declared from time to time by the board of directors from funds available therefor.

Voting Rights. Each share of common stock entitles the holder thereof to one vote on all matters, including the election of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of the shares of our common stock will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Generally, under our by-laws, all matters to be voted on by the stockholders must be approved by the vote of the holders of a majority in voting power of the stock present and entitled to vote on the matter, other than the election of directors, which must be approved by a majority of the votes cast, subject to state law and any voting rights granted to any of the holders of preferred stock.

Preemptive Rights. The holders of common stock do not have any preemptive rights. There are no subscription, redemption, conversion or sinking fund provisions with respect to the common stock.

Liquidation Rights. Upon dissolution, liquidation or winding-up of the Company, subject to the rights of holders of any preferred stock outstanding or any other class or series of stock having preferential rights, the holders of shares of common stock will be entitled to receive our assets available for distribution proportionate to their pro rata ownership of the outstanding shares of common stock.

Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation, By-Laws and Delaware General Corporation Law
The provisions of the DGCL and our certificate of incorporation and by-laws summarized below may have the effect of discouraging, delaying or preventing hostile takeovers, including those that might result in a premium being paid over the market price of our common stock, and discouraging, delaying or preventing changes in control or management of the Company.

Certificate of Incorporation and By-Laws. Our certificate of incorporation, which provides for the issuance of preferred stock, may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of shares of common stock. Further, our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by a consent in writing. Special meetings of our stockholders may be called only by our Chief Executive Officer or by our board of directors pursuant to a resolution approved by the board of directors. In addition, our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Our board of directors has the authority, without further action of our stockholders, to issue up to 200,000,000 shares of preferred stock, par value $1.00 per share, in one or more series and to fix the powers, preferences, rights and qualifications, limitations or restrictions thereof. The issuance of preferred stock on various terms could adversely affect the holders of common stock. The potential issuance of preferred stock may discourage bids for shares of our common stock at a premium over the market price of our common stock, may adversely affect the market price of shares of our common stock and may discourage, delay or prevent a change in control of the Company.

The anti-takeover and other provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Delaware General Corporation Law. We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents a person who owns 15% or more of our outstanding voting stock, an “interested stockholder,” from engaging in some business combinations, as described below, with us for three years following the time that that person becomes an interested stockholder unless one of the following occurs:

•the board of directors either approves the business combination or the transaction in which the person became an interested stockholder before that person became an interested stockholder;

•upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by:

◦directors who are also officers of the Company; and

◦employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•    at or subsequent to the time that the transaction in which the person became an interested stockholder, the business combination is:

◦approved by the board of directors; and

◦authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, the term “business combinations” includes mergers, consolidations, asset sales or other transactions that result in a financial benefit to the interested stockholder and transactions that would increase the interested stockholder’s proportionate share ownership of the Company.

Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with us for a period of three years after the stockholder becomes an interested stockholder. Although our stockholders have the right to exclude us from the restrictions imposed by Section 203, they have not done so. Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board of directors, because the requirement stated above regarding stockholder approval would be avoided if a majority of the directors approves, prior to the time the party became an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

2061 SUBORDINATED NOTES

General

The 2061 Subordinated Notes were issued under the subordinated notes indenture in an aggregate principal amount of $250.0 million, all of which remained outstanding as of December 31, 2024.

Unless earlier redeemed, the entire principal amount of the 2061 Subordinated Notes will mature on January 15, 2061. The 2061 Subordinated Notes are not subject to any sinking fund provision.

The 2061 Subordinated Notes are unsecured, rank equally in right of payment to all of our existing and future pari passu securities and are subordinated and junior in right of payment to all of our existing and future senior indebtedness.

The 2061 Subordinated Notes are listed on the New York Stock Exchange under the symbol “AIZN”.

Interest

The 2061 Subordinated Notes bear interest at 5.25% per year. Interest is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning April 15, 2021, subject to certain rights and obligations as described under the subordinated notes indenture.

Interest payments will be made to the persons or entities in whose names the 2061 Subordinated Notes are registered at the close of business on January 1, April 1, July 1 or October 1 (whether or not a business day), as the case may be, immediately preceding the relevant interest payment date. The amount of interest payable for any interest period will be computed on the basis of a 360-day year consisting of twelve 30-day months. In the event that any interest payment date falls on a day that is not a business day, the interest payment due on that date will be postponed to the next day that is a business day, and no additional interest will accrue as a result of that postponement.

“Business day” means any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or (iii) a day on which the corporate trust office of the trustee is closed for business.

Option to Defer Interest Payments

So long as no event of default with respect to the 2061 Subordinated Notes has occurred and is continuing, we may elect at one or more times to defer payment of interest on the 2061 Subordinated Notes for one or more consecutive interest periods for up to five years. We may not defer interest beyond the maturity date, any earlier accelerated maturity date arising from an event of default (which, under the subordinated notes indenture, is limited to certain events of bankruptcy, insolvency or receivership involving us) or any earlier redemption date.

During a deferral period, interest will continue to accrue on the 2061 Subordinated Notes, and deferred interest on the 2061 Subordinated Notes will bear additional interest at the then-applicable interest rate of the 2061 Subordinated Notes, compounded on each interest payment date, subject to applicable law.

A “deferral period” refers to the period beginning on the first day of the first interest period with respect to which we elect to defer interest on the 2061 Subordinated Notes and ending on the earlier of (i) the interest payment date falling on or about the fifth anniversary of that day and (ii) the next interest payment date on which we have paid all deferred and unpaid amounts (including compounded interest on such deferred amounts) and all other accrued interest on the 2061 Subordinated Notes. When we use the term “interest”, we are referring not only to regularly scheduled interest payments but also to interest on interest payments not paid on the applicable interest payment date.

At the end of five years following the commencement of a deferral period, we must pay all accrued and unpaid deferred interest, including compounded interest thereon. If we have paid all deferred interest (including compounded interest thereon) on the 2061 Subordinated Notes, we can again defer interest payments on the 2061 Subordinated Notes as described above.

We will give the holders of the 2061 Subordinated Notes and the trustee written notice of our election to commence or continue a deferral period at least two and not more than 60 business days before the next interest payment date.

Redemption

The 2061 Subordinated Notes are redeemable at our election on or after January 15, 2026 or within 90 days after the occurrence of certain events prior to January 15, 2026, in each case at the applicable redemption price set forth below and are not subject to any sinking fund or similar provisions.

We may redeem the 2061 Subordinated Notes:

•in whole at any time or in part from time to time on or after January 15, 2026 at a redemption price equal to their principal amount plus accrued and unpaid interest (including compounded interest) to, but excluding, the date of redemption; provided that if the 2061 Subordinated Notes are not redeemed in whole, at least $25.0 million aggregate principal amount of the 2061 Subordinated Notes, excluding any 2061 Subordinated Notes held by us or any of our affiliates, must remain outstanding after giving effect to such redemption; or

•in whole, but not in part, at any time prior to January 15, 2026, within 90 days after the occurrence of a “rating agency event,” a “tax event” or a “regulatory capital event” at a redemption price equal to (i) in the case of a “rating agency event,” 102% of their principal amount, and (ii) in the case of a “tax event” or a “regulatory capital event,” their principal amount, in each case plus accrued and unpaid interest (including compounded interest) to, but excluding, the date of redemption.

For the purposes of the preceding paragraph:

“Rating agency event” means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the 2061 Subordinated Notes, which amendment, clarification or change results in:

•the shortening of the length of time the 2061 Subordinated Notes are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the 2061 Subordinated Notes; or

•the lowering of the equity credit (including up to a lesser amount) assigned to the 2061 Subordinated Notes by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the 2061 Subordinated Notes.

“Tax event” means the receipt by us of an opinion of independent counsel experienced in such matters to the effect that, as a result of any:

•amendment to, clarification of or change (including any officially announced prospective change) in the laws or treaties of the United States or any political subdivision or taxing authority of or in the United States, or any regulations under those laws or treaties, that is enacted or effective on or after the initial issuance of the 2061 Subordinated Notes;

•administrative action, which means any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or other similar announcement, including any notice or announcement of intent to issue or adopt any administrative pronouncement, ruling, regulatory procedure or regulation, that is taken on or after the initial issuance of the 2061 Subordinated Notes;

•amendment to, clarification of or change in the official position or the interpretation of any administrative action or judicial decision or any interpretation or pronouncement that provides for a position with respect to an administrative action or judicial decision that differs from the previously generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, regardless of the time or manner in which that amendment, clarification or change is introduced or made known, that is enacted or effective on or after the initial issuance of the 2061 Subordinated Notes; or

•threatened challenge asserted in writing in connection with an audit of us, or a threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the 2061 Subordinated Notes, which challenge is asserted against us or becomes publicly known on or after the initial issuance of the 2061 Subordinated Notes;

(each of the above, a “change of tax law”) there is more than an insubstantial risk that interest payable by us on the 2061 Subordinated Notes is not, or within 90 days of the date of such opinion will not be, deductible, in whole or in part, by us for U.S. federal income tax purposes; provided that a change of tax law under section 163(j) of the Internal Revenue Code of 1986, as amended (including any amendment to section 163(j), and any amendment to or the issuance of regulations or another official administrative pronouncement under section 163(j)) (“section 163(j)”), shall not give rise to a “tax event” unless, in the opinion of independent counsel experienced in such matters, the change of tax law under section 163(j) limits, defers or prohibits the deduction of interest on the 2061 Subordinated Notes in a manner or to an extent different from and more adverse than interest on senior debt obligations of ours by reason of the specific characteristics of the 2061 Subordinated Notes.

“Regulatory capital event” means that we become subject to capital adequacy supervision by a capital regulator and the capital adequacy guidelines that apply to us as a result of being so subject set forth criteria pursuant to which the full principal amount of the 2061 Subordinated Notes would not qualify as capital under such capital adequacy guidelines, as we may determine at any time, in our sole discretion.

Notice of any redemption will be mailed at least 15 days but not more than 60 days before the redemption date to each holder of 2061 Subordinated Notes to be redeemed at its registered address. Unless we default in payment of the redemption price and accrued interest, including any compounded interest, interest on the 2061 Subordinated Notes or portions thereof called for redemption will cease to accrue on the redemption date.

We may not redeem the 2061 Subordinated Notes in part unless all accrued and unpaid interest (including deferred interest) has been paid in full on all outstanding 2061 Subordinated Notes for all interest periods terminating on or before the redemption date.

In the event of any redemption, neither we nor the trustee will be required to:

•issue, register the transfer of, or exchange, 2061 Subordinated Notes during a period beginning at the opening of business 5 days before the day of selection of 2061 Subordinated Notes for redemption and ending at the close of business on the day of mailing of notice of redemption; or

•transfer or exchange any 2061 Subordinated Notes so selected for redemption, except, in the case of any 2061 Subordinated Notes being redeemed in part, any portion thereof not to be redeemed.

Subordination

The payment of the principal of and interest on the 2061 Subordinated Notes is expressly subordinated, to the extent and in the manner set forth in the subordinated notes indenture, in right of payment and upon liquidation to the prior payment in full of all of our senior indebtedness, as defined in the subordinated notes indenture.

The 2061 Subordinated Notes offered hereby, will rank (1) senior to all of our equity securities and (2) equally with all of our existing and future pari passu securities.

The senior indebtedness will continue to rank prior in right of payment to the 2061 Subordinated Notes and entitled to the benefits of the subordination provisions of the subordinated notes indenture irrespective of any amendment, modification or waiver of any term of the senior indebtedness or extension or renewal of the senior indebtedness. Notwithstanding anything to the contrary in the foregoing, senior indebtedness will not include (1) obligations to trade creditors created or assumed by us or the relevant subsidiary guarantor in the ordinary course of business or (2) indebtedness that is by its terms subordinate, or not superior, in right of payment to the 2061 Subordinated Notes, including our pari passu securities.

As of December 31, 2024, we had approximately $1.4 billion of outstanding senior indebtedness. As of December 31, 2024, we had approximately $641.9 million of outstanding subordinated indebtedness. In each case, payments on the 2061 Subordinated Notes will also be effectively subordinated to all existing and future liabilities of our subsidiaries to the extent of the assets of such subsidiaries, excluding our non-senior indebtedness but including future policy benefits and expenses, claims and benefits payable and separate account balances of $3.5 billion as of December 31, 2024.

If either of the following circumstances exist, we will first pay all senior indebtedness, including any interest accrued after such events occur, in full before we make any payment or distribution, whether in cash, securities or other property, on account of the principal of or interest on the 2061 Subordinated Notes:

•in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets; or

•(a) in the event and during the continuation of any default in the payment of principal, premium (if any) or interest on any senior indebtedness beyond any applicable grace period, (b) in the event that any event of default with respect to any senior indebtedness has occurred and is continuing, permitting the direct holders of that senior indebtedness (or a trustee) to accelerate the maturity of that senior indebtedness, whether or not the maturity is in fact accelerated (unless, in the case of either (a) or (b), the payment default or event of default has been cured or waived or ceases to exist and any related acceleration has been rescinded), or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b).

In such events, we will pay or deliver directly to the holders of senior indebtedness any payment or distribution otherwise payable or deliverable to holders of the 2061 Subordinated Notes. We will make the payments to the holders of senior indebtedness according to priorities existing among those holders until we have paid all senior indebtedness, including accrued interest, in full.

If such events of insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets as described in the first bullet above occur, after we have paid in full all amounts owed on senior indebtedness, the holders of 2061 Subordinated Notes together with the holders of any of our other pari passu securities will be entitled to receive from our remaining assets any principal of or premium or interest on the 2061 Subordinated Notes and such other obligations due at that time before we make any payment or other distribution on account of any of our capital stock or obligations ranking junior to the 2061 Subordinated Notes.

If we breach the subordinated notes indenture by making a payment or distribution to holders of the 2061 Subordinated Notes before we have paid all the senior indebtedness in full, then such holders of the 2061 Subordinated Notes will have to pay or transfer the payments or distributions to the trustee in bankruptcy, receiver, liquidating trustee or other person distributing our assets for payment of the senior indebtedness.

Because of the subordination provisions, if we become insolvent, holders of senior indebtedness may receive more, ratably, and holders of the 2061 Subordinated Notes having a claim pursuant to such securities may receive less, ratably, than our other creditors. This type of subordination will not prevent an event of default from occurring under the subordinated notes indenture in connection with the 2061 Subordinated Notes.

The subordinated notes indenture places no limitation on the amount of senior or pari passu indebtedness that we may incur. We expect from time to time to incur additional indebtedness and other obligations constituting senior indebtedness.

Events of Default; Waiver and Notice

An “event of default” with respect to the 2061 Subordinated Notes shall occur only upon certain events of bankruptcy, insolvency or receivership involving us.

If an event of default under the subordinated notes indenture occurs, the entire principal amount of the 2061 Subordinated Notes will automatically become due and payable without any declaration or other action on the part of the trustee or any holder of the 2061 Subordinated Notes. There is no right of acceleration in the case of any payment default or other breaches of covenants under the subordinated notes indenture or the 2061 Subordinated Notes. In the case of a default in the payment of principal of or interest, including any compounded interest, on the 2061 Subordinated Notes, the holders may, or if directed by the holders of a majority in principal amount of the 2061 Subordinated Notes, the trustee shall, subject to the conditions set forth in the subordinated notes indenture, demand payment of the amount then due and payable and may institute legal proceedings for the collection of such amount if we fail to make payment thereof upon demand.

The holders of a majority in aggregate principal amount of the outstanding 2061 Subordinated Notes may waive any past default, except:

•a default in payment of principal or interest; or

•a default under any provision of the subordinated notes indenture that itself cannot be modified or amended without the consent of the holders of all outstanding 2061 Subordinated Notes.

The holders of a majority in principal amount of the 2061 Subordinated Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to the provisions of the subordinated notes indenture.